Exhibit 99.1

VCI Global Executes Share Repurchases as Part of Multi-Sector Technology Expansion Strategy

November 19, 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, November 19, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”) today announced that it has executed open-market repurchases of its common shares under the Company’s previously approved share repurchase authorization.

The repurchases were carried out in accordance with applicable U.S. securities regulations and form part of VCI Global’s boarder capital optimization and shareholder value strategy. VCI Global may continue to repurchase shares from time to time, subject to market conditions and other corporate considerations.

“VCIG continues to strengthen its multi-sector platform spanning technology, cybersecurity, artificial intelligence, digital assets, financial services, and emerging industries. The share repurchases reflect our disciplined approach to capital management and long-term value creation,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

The Company remains focused on expanding its presence across key high-growth sectors and advancing strategic initiatives that support sustainable performance. These share repurchases reaffirm VCI Global’s confidence in its long-term direction and its commitment to delivering lasting value to shareholders.

About VCI Global Limited

VCI Global Limited is a cross-sector platform builder at the forefront of technology and financial architecture. The Company focuses on developing and scaling platforms across artificial intelligence, encrypted data infrastructure, digital treasury systems, and next-generation capital market solutions.

By integrating technology innovation with financial ecosystems, VCI Global enables enterprises, governments, and institutions to capture opportunities in the evolving digital economy. The Company’s strategy is centered on building scalable platforms that deliver resilience, efficiency, and long-term value across multiple high-growth sectors.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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